EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Boston Properties Limited Partnership’s ratios of earnings to fixed charges for the five years ended December 31, 2006 were as follows:

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(dollars in thousands)
Earnings:
Add:
Income before minority interests in property partnerships, income from unconsolidated joint ventures, gains on sales of real estate and other assets, discontinued operations, cumulative effect of a change in accounting principle and preferred distributions and allocation of undistributed earnings	$317,848	$306,971	$306,589	$289,575	$264,425
Gains on sales of real estate and other assets	727,131	188,546	9,822	70,627	233,304
Amortization of interest capitalized	3,387	3,298	2,845	2,640	2,526
Distributions from unconsolidated joint ventures	8,206	7,179	6,663	8,412	8,692
Fixed charges (see below)	304,181	313,809	317,019	318,636	285,577
Subtract:
Interest capitalized	(5,921)	(5,718)	(10,849)	(19,200)	(22,510)
Preferred distributions	(22,814)	(26,780)	(17,063)	(23,608)	(31,258)

Total earnings	$1,332,018	$787,305	$615,026	$647,082	$740,756

Fixed charges
Interest expensed	$298,260	$308,091	$306,170	$299,436	$263,067
Interest capitalized	5,921	5,718	10,849	19,200	22,510

Total fixed charges	$304,181	$313,809	$317,019	$318,636	$285,577

Ratio of earnings to fixed charges	4.38	2.51	1.94	2.03	2.59

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. Earnings consist of income before minority interests in property partnerships, income from unconsolidated joint ventures, discontinued operations, cumulative effect of a change in accounting principle and preferred distributions and allocation of undistributed earnings, plus amortization of interest capitalized, distributions from unconsolidated joint ventures, and fixed charges, minus interest capitalized and preferred distributions. Fixed charges consist of interest expensed, which includes credit enhancement fees and amortization of loan costs, and interest capitalized.